April 3, 2014

Joanne C. Crevoiserat
14125 N. Pine Bluff Road
Mequon, WI 53097

Dear Joanne:

We are thrilled that you are considering joining Abercrombie & Fitch (A&F) and we are pleased to extend the following offer of employment:

Position	Executive Vice President - Finance and Chief Financial Officer
Start Date	May 5, 2014
Base Salary
$715,000 annually; paid bi-weekly
Annual salary adjustments based on:
(1)    Your performance
(2)    Economic factors (i.e. business conditions, inflation, job market, etc.)
The next salary review will be in March 2015.

Benefits
You will be eligible to participate in various A&F benefit programs as set forth in this letter and other relevant documents. All benefit programs are subject to change in accordance with A&F’s policies and procedures.

Sign-On Bonus
Upon your commencement of employment, A&F will provide you a one-time sign-on bonus of $125,000. This sign-on bonus (less applicable taxes and other withholdings) will be made along with your first regular paycheck. In order to obtain this payment, you will be required to sign an agreement to repay the sign-on bonus in full if you resign without Good Reason (as defined later) or are terminated for gross misconduct within thirty-six (36) months of your first day of employment.

Bonus Program
You will be eligible to participate in A&F’s Bonus Program at a target payout level of 75% of your annual base earnings and a maximum payout of 150% of your annual base earnings. At the base salary quoted in this offer, your target annual payout is $536,250, and your maximum annual payout is $1,072,500.
• Bonus payouts will be based on A&F’s financial results and can vary from 0% to 200% of target payout level.
• Your eligibility and participation level are dependent on your start date.
• Annual payouts, if any, are generally paid following the completion of the twelve-month performance period. Except as otherwise provided herein, you must be an active associate on the payment date to receive a payout.

Guaranteed Minimum Bonus Payout
Except as otherwise provided herein, assuming that you are an active associate on the payout date, you will be guaranteed a minimum Bonus payout of $300,000 for Fiscal Year 2014.

• If actual Bonus performance is greater than this guarantee, the actual Bonus calculation will be paid.
• If actual Bonus performance is less than this guarantee, the minimum Bonus payout will be paid.

In order to obtain this guaranteed minimum bonus payout, you will be required to sign an agreement to repay in full the difference between the actual bonus calculation and the guaranteed minimum if the actual performance is less than this guarantee and if you resign without Good Reason or are terminated for gross misconduct within twelve (12) months of the date of payout.

Change of Control
In the event that the Company undergoes a Change of Control within the first year of your employment and your employment is not terminated by the Company, the Company agrees that your compensation and benefits in this offer will not be decreased or diminished prior to the one-year anniversary of your employment with the Company as long as you remain actively employed by the Company, its successor or assign.
In the event that the Company undergoes a Change in Control within the first year of your employment and your employment is subsequently terminated by the Company or your duties are diminished or your compensation is reduced from what is outlined in this letter, the following will apply:

• The Company will continue your salary from your separation date through the first anniversary of your employment date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices. In the event that the amount of salary continuation provided to you is less than six months, the Company will pay you the difference between six months of salary and the amount of salary already paid to you in one lump sum on the first anniversary of your employment date.
• During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.
• The Company shall pay you the Guaranteed Minimum Bonus Payout for Fiscal Year 2014 set forth in this offer.
• With regard to the inducement and replacement equity grants referenced later in this letter, Management will recommend to the Compensation Committee of the Board of Directors that all such awards shall become fully vested in the event of a double-trigger Change in Control.

For the purposes of this paragraph, a Change of Control will be defined consistent with the definition set forth in the 2005 Long-Term Incentive Plan.

In the event of your termination by the Company without Cause (as defined below) or by you for "Good Reason" (as defined below) before the first anniversary date of your employment date, the following will apply:

- The Company will continue your salary from your separation date through the first anniversary of your employment date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices. In the event that the amount of salary continuation provided to you is less than six months, the Company will pay you the difference between six months of salary and the amount of salary already paid to you in one lump sum on the first anniversary of your employment date.
- During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.
- The Company shall pay you the Guaranteed Minimum Bonus Payout for Fiscal Year 2014 set forth in this offer.
- Subject to the execution of a release on a form satisfactory to the Company, on the first anniversary date of your employment date, the Company will provide you with a $4 million payment, less normal taxes and other withholdings, in lieu of all unvested equity awards which will be forfeited as a result of the termination of your employment.

"Cause" shall mean: (I) your conviction of, or entrance of a plea of guilty or nolo contendere to, a felony under federal or state law; or (ii) fraudulent conduct by you in connection with the business affairs of the Company; or (iii) your willful refusal to materially perform your executive duties hereunder; or (iv) your willful misconduct which has, or would have if generally known, a materially adverse effect on the business or reputation of the company; or (v) your material breach of a covenant, representation, warranty or obligation of you to the Company. As to the grounds stated in the above mentioned clauses (iii), (iv), and (v), such grounds will only constitute “Cause” once the Company has provided you written notice and you have failed to cure such issue within 30 days.

“Good Reason” shall mean, without your written consent: (i) a reduction in your base salary or target bonus as in effect from time to time; or (ii) the Company materially reduces (including as a result of any co-sharing of responsibilities arrangement) your authority, responsibilities, or duties such that you no longer have the title of, or serve or function as, the chief financial officer of the Company, or (iii) the Company requires you to be based at a location in excess of thirty miles from the location of its principal executive office as of the effective date of your employment; or (iv) the Company fails to obtain the written assumption of its obligations to you by a successor no later than the consummation of a merger, consolidation or sale of the company; or (v) a material breach by the Company of its obligations to you; which in each of the circumstances described above, is not remedied by the Company within thirty days of receipt of written notice by you to the company.

In the event of your termination by the Company without Cause (as defined above) or by you for "Good Reason" (as defined above) after the first anniversary date of your employment date, but prior to the date when the equity replacement grant and the inducement equity grant referenced later in this letter would fully vest, the following will apply subject to the execution of a release on a form satisfactory to the Company:

- The Company will continue your salary from your separation date through the six month anniversary of your separation date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices.
- During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.
- The Company shall pay you a pro-rated bonus that is calculated as follows: your target bonus for the fiscal year in which the termination occurs multiplied by a fraction where the numerator is the number of days in the fiscal year through the separation date and where the denominator is the total number of days in the fiscal year. This bonus will be paid on the six month anniversary of your separation date.
- An additional amount, less normal taxes and other withholdings, which would be in lieu of all unvested equity awards which will be forfeited as a result of the termination of your employment. This additional amount will vary based on your separation date. If your separation date occurs after 25% of your equity replacement grant and equity inducement grant have vested, but before 50% of such grants have vested, then the additional amount will be $3 million. If your separation date occurs after 50% of such grants have vested, but before 75% of such grants have vested, then the additional amount will be $2 million. If your separation date occurs after 75% of such grants have vested, but before 100% of such grants have vested, then the additional amount will be $1 million.

Should A&F provide Change in Control, No Cause and/or Good Reason termination benefits to the Chief Operating Officer and other Executive Vice Presidents during your first four years of employment, you would have a one-time right to waive participation in the above program and substitute the program that is made available to similarly situated associates. If you elect to remain with the above program, A&F would offer you a one-time opportunity following the completion of four years of employment to participate in a Change in Control, No Cause and/or Good Reason termination benefits program that would then be available to newly hired, but otherwise similarly situated, associates. Please note that there is no guarantee that A&F would have a Change in Control, No Cause and/or Good Reason termination benefits program in effect at the point in time when you would complete four years of employment.

Relocation	You will be eligible for reimbursement of relocation expenses in accordance with the terms and conditions of the A&F Relocation Policy. All relocation benefits must be used by September 1, 2016.

• A&F will provide the following relocation assistance:
• Two (2) house hunting trips for your family.
• Temporary housing for up to two (2) months.
• Movement of household goods plus one automobile.
• Reasonable and customary closing costs toward the sale of current primary residence (up to $140,000).
• Reasonable and customary closing costs toward the purchase of a new primary residence in Central Ohio (up to $30,000).
• Subject to you providing proof of the purchase price of your current residence plus any documented capital improvements, A&F will provide equity protection up to $100,000.
• In the event that you incur a documented loss on the sale of your current residence that exceeds $100,000, you may request additional equity protection assistance from A&F up to $200,000. Subject to you providing proof of loss above $100,000, A&F will provide you with additional equity protection up to the specified maximum, with such additional equity protection being subject to a separate thirty-six (36) month repayment agreement. The maximum amount of base and supplemental equity protection is $300,000.
• Relocation expenses will be “grossed up” to offset Federal and State taxes.
• If you wish to have A&F pay your relocation expenses, you must sign an agreement to repay those expenses in full if you resign without Good Reason or are terminated for gross misconduct within twenty-four (24) months of your first day of employment.

Relocation Bonus
A&F will provide you with a one-time bonus payment of $25,000 for miscellaneous relocation costs and to assist with periodic pre-relocation travel costs between your residence in Wisconsin and your work location in Ohio. This bonus (less applicable taxes and other withholdings) will be made along with your first regular paycheck. In order to obtain this payment, you will be required to sign an agreement to repay the relocation bonus in full if you resign without Good Reason or are terminated for gross misconduct within thirty-six (36) months of your first day of employment.

2014 Equity Grants
Management will recommend that the 2014 Inducement Grants and Equity Replacement Grants described later in this letter be considered by the Compensation Committee of the Board of Directors at its first regularly scheduled meeting following your date of hire. If you begin your A&F employment on May 5, 2014, the next currently scheduled regular meeting of the Compensation Committee of the Board of Directors is
May 21, 2014.

2014 Inducement Grant - Stock Appreciation Rights (SARs)
Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, you will receive SARs covering 75,000 A&F shares of Class A Common stock. The grant price for the SARs will be determined according to Abercrombie & Fitch’s Equity Grant Policy. Subject to continued employment with A&F, the SARs will vest and become exercisable on each anniversary of the grant date in accordance with the following schedule:

Year 1	Year 2	Year 3	Year 4
25%	25%	25%	25%

2014 Inducement Grant - Restricted Stock Units (RSUs)
Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, you will receive 15,000 A&F RSUs. The date of the grant will be determined according to Abercrombie & Fitch’s Equity Grant Policy. Upon vesting, one RSU converts to one share of A&F stock. Subject to continued employment with A&F, these RSUs will vest on each anniversary of the grant date in accordance with the following 4-year vesting schedule:

Year 1	Year 2	Year 3	Year 4
25%	25%	25%	25%

Equity Replacement Grant -Stock Appreciation Rights (SARs)
Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, you will receive SARs covering 15,000 A&F shares of Class A Common stock. The grant price for the SARs will be determined according to Abercrombie & Fitch’s Equity Grant Policy. Subject to continued employment with A&F, the SARs will vest and become exercisable on each anniversary of the vest date in accordance with the following schedule:

Year 1	Year 2	Year 3	Year 4
25%	25%	25%	25%

Equity Replacement Grant - Restricted Stock Units (RSUs)
Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, you will receive 65,000 A&F RSUs. The date of the grant will be determined according to Abercrombie & Fitch’s Equity Grant Policy. Upon vesting, one RSU converts to one share of A&F stock. Subject to continued employment with A&F, these RSUs will vest on each anniversary of the vest from date in accordance with the following 4-year vesting schedule:

Year 1	Year 2	Year 3	Year 4
25%	25%	25%	25%

Annual Equity Grants (2015 and beyond)
In March 2015, subject to satisfactory performance and continued employment, Management will recommend to the Compensation Committee of the Board of Directors an equity grant:
• consistent with others at similar levels to the position described in this offer; and,
• based on your performance rating and the Company’s stock price.

Grants in the past have included a mixture of Restricted Stock Units, Stock Appreciation Rights and Performance Share Awards. The vesting schedules will be consistent with other grants made during the 2015 Annual Equity Grant process. Assuming that you are in good standing on the equity award date, Management will recommend an award with an accounting value of no less than $1.5 million.

After 2015, subject to satisfactory performance and continued employment, Management will recommend to the Compensation Committee of the Board of Directors, grants consistent with others at similar levels to the position described in this offer. These grants will also be based on your performance rating and the Company’s stock price. The vesting schedules will be consistent with other grants made during each Equity Grant process.

A&F Qualified Savings
After one year of employment, you will be eligible to participate in the Abercrombie & Fitch Co. Savings and Retirement Plan. As a participant in this plan, you will be eligible to defer up to 50% of your base salary and Bonus payouts, or up to the IRS maximum annual deferral limit ($17,500 for 2014), whichever is less. The first 3% of your base salary and Bonus payouts that you defer into this plan will be matched by A&F at 100%. The next 2% of your base salary and Bonus payouts that you defer into this plan will be matched at 50%.

The maximum level of pensionable compensation allowed by the IRS is $260,000 for 2014. At the base salary and Bonus target quoted in this offer, and assuming at least a 5% base salary and Bonus target deferral into the plan, this would result in an annual company match of $10,200. Company matching contributions and earnings are always 100% vested.

A&F Non-Qualified Savings Plan
After 30 days of employment, you will be eligible to participate in the Abercrombie & Fitch Co. Non-Qualified Savings Plan. This plan will allow you to defer up to 75% of your base salary each year, and up to 75% of your Bonus payouts. The company will match the first 3% that you defer on a dollar for dollar basis. At the base salary and Bonus target quoted in this offer, this would result in a company match of $36,750 on a 3% base and Bonus target deferral. Company contributions and earnings vest 100% after 5 years of continuous service on the anniversary date of employment.

Healthcare Coverage	After one month of employment you will be eligible to participate in our Healthcare Benefit plans. The current associate contribution required for these benefits is as follows:

	Medical/Dental	Vision
Single Coverage	$ 31.95 bi-weekly	$ 2.20 bi-weekly
Single (+) One	$ 66.95 bi-weekly	$ 4.40 bi-weekly
Family Coverage	$ 103.95 bi-weekly	$ 6.80 bi-weekly

Life & Disability Insurance	After one month of employment, you will automatically be enrolled in A&F’s Life & Disability Insurance plans.
Flexible Spending Account (FSA)
After one month of employment, you will be eligible to participate in A&F’s Flexible Spending Account (FSA) plan. FSAs allow you to save money by paying for certain healthcare and childcare expenses with pre-tax dollars via automatic payroll deductions.

Associate Assistance Program (AAP)
After one month of employment, you will automatically be enrolled in A&F’s AAP. The AAP gives you or any covered dependents access to free, confidential psychological, financial or legal counseling through our AAP provider. Up to 8 free visits, per specific issue, are available through the AAP.

A&F Gym
Effective upon hire, you will be eligible to join The A&F Gym, our state of the art 8,000 square foot on-site fitness facility. The cost of membership is only $5.00 per bi-weekly pay period, which is paid via automatic payroll deduction after you enroll.

Merchandise Discount
You will receive a discount of 40% on qualifying purchases at all Abercrombie & Fitch, abercrombie, and Gilly Hicks stores. You will also receive a discount of 30% on qualifying purchases at all Hollister Co. stores.

Vacation/Personal Holidays
You will be eligible for 25 vacation days and 3 personal days per fiscal year. Vacation and personal days will be pro-rated for the first year based on your start date. The company also grants 5 sick days each year. A&F also grants 7 paid holidays to all Home Office associates annually.

Indemnification
A&F shall indemnify, defend, and hold you harmless to the maximum extent permitted by law and the A&F by-laws against all judgments, fines, amounts paid in settlement and all reasonable expenses, including attorneys’ fees incurred by you, in connection with the defense of or as a result of any action or proceeding (or any appeal from any action or proceeding) in which you are made or are threatened to be made a party by reason of the fact that you are or were an officer or director of A&F. Subject to the terms of the A&F D&O policies then in effect, A&F acknowledges that you will be covered and insured up to the full limits provided by all directors’ and officers’ insurance which A&F then maintains to indemnify its directors and officers.

Section 409A
To the extent applicable, this offer letter shall incorporate the terms and conditions required by Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and this offer letter is consistent with Section 409A and Department of Treasury regulations and other interpretative guidance issued hereunder, including without limitation any such regulations or other guidance that may be issued after the date of this offer letter.

Background Inquiry
This offer of employment is contingent on the successful completion of a background check. Please complete the enclosed Fair Credit Reporting Act Disclosure and Authorization and return it along with your signed copy of this employment offer letter.

copy of this employment offer letter.

This offer, if accepted, is for employment with the Company that is at-will, and nothing in this offer letter is to be construed as altering that at-will status or promising employment for a definite term.

Joanne, we look forward to working with you and are convinced that you will be an outstanding addition to the A&F team. To indicate your acceptance of this offer, please sign below and return this letter to Human Resources.

Sincerely,

/s/ Michael Jeffries	/s/ James Bierbower

Michael Jeffries Chief Executive Officer	James Bierbower ExecutiveVice President Human Resources

I represent that I am not subject to any restriction, covenant or limitation with any prior employer which could prevent me from working for Abercrombie & Fitch in the capacity described in this offer letter. I further represent that to the extent I am subject to an agreement that allows me to work for Abercrombie & Fitch, but that forbids me to solicit employees of another company or to share another company's confidential information, I agree that I will not breach any such agreement while employed by Abercrombie & Fitch. I accept Abercrombie & Fitch's offer of employment as outlined in this letter, and I am returning a signed copy to Human Resources.

/s/ Joanne C. Crevoiserat	April 8, 2014
Joanne C. Crevoiserat	Date

AGREEMENT

This Agreement is made and entered into this 27th day of April 2014, by and between Joanne C. Crevoiserat (the “Associate") and Abercrombie & Fitch Management Co., a Delaware corporation with its principal place of business in New Albany, Ohio (“A&F”) which, together with its subsidiaries and affiliates, are collectively referred to herein as the “Company.” In consideration of Associate’s employment with A&F, including the wages and other valuable benefits provided to Associate, and Associate’s access to valuable and unique information concerning the Company’s business, including confidential information and trade secrets, Associate agrees as follows:
1. Non-Competition. During the period Associate is employed by the Company and for Six (6) Months thereafter (the “Non-Competition Period”), Associate shall not, directly or indirectly, without the prior written consent of the CEO, own, manage, operate, join, control, be employed by, consult with or participate in the ownership, management, operation or control of, or be connected with (as a stockholder, partner, or otherwise), any entity listed on Appendix A attached to this Agreement, any of their subsidiaries and affiliates engaged in a business that is competitive with the Company, and any other entity that the Company determines is a competitor of the Company (“Competing Entity”). For the purposes of this Agreement, subsidiaries and affiliates includes all current and future subsidiaries and affiliates, regardless of whether the relationship or affiliation with the entity listed on Appendix A ceases during the Restricted Period.
2. Non-Solicitation. During the period Associate is employed by the Company and for Twenty-Four (24) Months thereafter (the “Non-Solicitation Period”), Associate shall not, either directly or indirectly, alone or in conjunction with another party, interfere with or harm, or attempt to interfere with or harm, the relationship of the Company with any person who at any time was a customer or supplier of the Company or otherwise had a business relationship with the Company. During the Non-Solicitation Period, Associate shall not hire, solicit for hire, aid in the hire, or cause to be hired, either as an Associate, contractor or consultant, any person who is currently employed, or was employed at any time during the six month period prior thereto, as an Associate, contractor or consultant of the Company.
3. Non-Disparagement and Cooperation. During Associate’s employment with the Company and at all times thereafter, Associate shall not state or otherwise publish anything about the Company or its officers which would adversely affect the reputation, image or business relationships and goodwill of the Company in its market and community at large. Associate shall fully cooperate with the Company in defense of legal claims asserted against the Company and other matters requiring the testimony or input and knowledge of Associate. Associate agrees that he or she will not speak or communicate with any party or representative of any party, who is known to Associate to be either adverse to the Company in litigation or administrative proceedings or to have threatened to commence litigation or administrative proceedings against the Company, with respect to the pending or threatened legal action, unless Associate receives the written consent of the Company to do so, or is otherwise compelled by law to do so, and then only after advance notice to the Company.
4. Remedies. Associate agrees that any breach of the terms of this Agreement would result in irreparable injury and damage to the Company for which the Company would have no adequate remedy at law. Associate agrees that in the event of said breach or any threat of breach, the Company shall be entitled to an immediate injunction and restraining order to prevent such breach and threatened breach and/or continued breach by Associate and/or any and all persons and/or entities acting for and/or with Associate, without having to prove damages, and to all costs and expenses incurred by the Company in seeking to enforce its rights under this Agreement. These remedies are in addition to any other remedies to which the Company may be entitled at law or in equity. Associate agrees that the covenants of Associate contained herein are reasonable and the Company would not have employed Associate or provided Associate access to valuable and unique information concerning the Company’s business, including confidential information and trade secrets but for the inclusion of such covenants. The existence of any claim or cause of action by Associate against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants and agreements of this Agreement.
5. Severability. Without limiting the foregoing, the covenants contained in this Agreement shall be construed as separate covenants, covering their respective subject matters. To the extent that any covenant is adjudicated to be invalid or unenforceable with respect to time or entity, (a) such covenant shall not be affected with respect to each other covenant, and (b) such invalidity or unenforceability shall not affect any other covenant of this Agreement which can be given effect without the invalid or unenforceable covenant.

6. Governing Law and Jurisdiction. The validity, construction and interpretation of this Agreement and the rights and duties of the parties hereto shall be governed by the laws of Ohio. Any actions or proceedings instituted under this Agreement with respect to any matters arising under or related to this Agreement, shall be brought and tried only in the Court of Common Pleas, Franklin County, Ohio except that the Company, in its sole election and discretion, can bring suit in any jurisdiction in which Associate may be in violation of this Agreement. Associate consents to the jurisdiction of the Court of Common Pleas, Franklin County, Ohio or any other jurisdiction in which the Company has the right to bring suit and expressly waives his or her right to cause any such actions or proceedings to be brought or tried elsewhere.

AGREED:
By:	/s/ Joanne C. Crevoiserat	By:	/s/ James Bierbower
Abercrombie & Fitch Management Co.
Date:	April 8, 2014	Title:	Executive Vice President

		Date:	April 27, 2014